SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

 PURSUANT TO §240.13d-2(a)

(Amendment No. __ )*

Colombia Clean Power & Fuels, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
195293105

(CUSIP Number)

Brent Binge, Esq.
Steelhead Partners, LLC
333 108th Avenue NE, Suite 2010
Bellevue, WA  98004
(425) 974-3788

Copy to:

Julia Vax, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Seventh Floor
San Francisco, CA  94111-4024
(415) 434-1600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 195293105	13D	Page 2 of 11 pages

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With			12,610,133
	7.	Sole Voting Power
0
	8.	Shared Voting Power
12,610,133
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,610,133
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	39.5%
14.		Type of Reporting Person (See Instructions)	IA

CUSIP No. 195293105	13D	Page 3 of 11 pages

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With			12,610,133
	7.	Sole Voting Power
0
	8.	Shared Voting Power
12,610,133
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,610,133
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	39.5%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No. 195293105	13D	Page 4 of 11 pages

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	12,610,133

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	12,610,133

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,610,133
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	39.5%
14.		Type of Reporting Person (See Instructions)	IN/HC

CUSIP No. 195293105	13D	Page 5 of 11 pages

1.	Names of Reporting Persons	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	12,610,133

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	12,610,133

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,610,133
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	39.5%
14.		Type of Reporting Person (See Instructions)	IN/HC

CUSIP No. 195293105	13D	Page 6 of 11 pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule”) relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Colombia Clean Power & Fuels, Inc. (the “Issuer”).  The principal executive office of the Issuer is One Embarcadero Center, Suite 500, San Francisco, CA 94111.

Item 2.   Identity and Background.

This Schedule is filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead, Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, WA 98004. The principal business address of Steelhead Navigator is c/o Citco Fund Services (Bermuda) Limited, Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Steelhead Navigator is a limited partnership, whose investment manager is Steelhead.  Steelhead is an investment adviser registered as such with the Securities and Exchange Commission (“SEC”). Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator is a Cayman Islands limited partnership, and Mr. Johnston and Mr. Klein are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

The source of funds used to purchase the securities reported in this Schedule was the working capital of Steelhead Navigator.  The amount of funds used to purchase such securities was approximately $19.8 million, as more fully described below in Item 5(c).

Item 4.   Purpose of Transaction.

The securities were acquired for investment purposes, and the acquisitions of the securities were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with the investment purposes, Steelhead may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer relating, but not limited, to the Issuer’s operations.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the securities of the Issuer, consistent with its investment purpose, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of its securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

CUSIP No. 195293105	13D	Page 7 of 11 pages

Except to the extent the foregoing may be deemed a plan or proposal, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer.

(a)     For the purposes of this Schedule, Steelhead Navigator currently beneficially owns 12,610,133 shares of the Issuer’s Common Stock consisting of (i) 9,000,000 shares of the Issuer’s Common Stock issuable upon conversion of 1,800,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Stock”) acquired pursuant to the transactions described in Item 5(c) below; (ii) warrants to purchase up to 630,000 shares of the Issuer’s Common Stock acquired pursuant to the transactions described in Item 5(c) below; and (iii) 2,980,133 shares of the Issuer’s Common Stock acquired pursuant to the transactions described in Item 5(c) below.  The percentage of Common Stock beneficially owned by Steelhead Navigator for the purposes of this Schedule is 39.5%.

Steelhead, as the investment manager of Steelhead Navigator and the sole member of Steelhead Navigator’s general partner, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Steelhead Navigator in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule, Steelhead, Mr. Johnston and Mr. Klein beneficially own 12,610,133 shares of Common Stock (which is comprised of the shares of Common Stock owned by Steelhead Navigator as described above), and the percentage of Common Stock beneficially owned by such reporting persons for the purposes of this Schedule is 39.5%.

The calculation of percentage of beneficial ownership in this paragraph (a) and Item 13 of pages 2 – 5 of this Schedule was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2011, in which the Issuer stated that the number of shares of its Common Stock outstanding as of May 3, 2011 was 22,285,204 shares.

(b)     Reference is made hereby to Items 7 to 10 of pages 2 - 5 of this Schedule, which Items are incorporated herein by reference.

(c)     The following transactions were effected by Steelhead Navigator in the sixty days prior to filing of this Schedule:

On June 1, 2011, Steelhead Navigator entered into the following transactions, all of which were signed and closed simultaneously: (i) a Securities Purchase Agreement with the Issuer (the “Units Purchase Agreement”), which provided for the sale by the Issuer and the purchase by Steelhead Navigator in a private placement of 150 units at a purchase price of $100,000 per unit consisting of an aggregate of 1,500,000 shares of the Issuer’s Series A Stock and a five-year warrant to purchase up to an aggregate of 525,000 shares of the Issuer’s Common Stock; (ii) a Securities Purchase Agreement with a third party seller (the “Common Stock Purchase Agreement”), which provided for the sale by such third party seller and the purchase by Steelhead Navigator in a private placement of 1,785,714 shares of the Issuer’s Common Stock at a purchase price of $1.00 per share; and (iii) pursuant to the terms of the Note, the conversion by Steelhead Navigator of its 10% Secured Convertible Note due June 30, 2012 (the “Note”) in the principal amount of $3,000,000 into units consisting of an aggregate of 300,000 shares of the Issuer’s Series A Stock and a five-year warrant to purchase up to an aggregate of 105,000 shares of the Issuer’s Common Stock.  The Note was issued by the Issuer to Steelhead Navigator on December 10, 2010, together with a warrant to purchase up to 1,200,000 shares of Common Stock, exercisable at $0.01 per share, which warrant was exercised in full on March 3, 2011 pursuant to a “cashless” exercise feature and resulting in the net issuance to Steelhead Navigator of 1,194,419 shares of the Issuer’s Common Stock.

CUSIP No. 195293105	13D	Page 8 of 11 pages

The warrants to purchase shares of the Issuer’s Common Stock received pursuant to the Units Purchase Agreement and in connection with the Note conversion are immediately exercisable at an exercise price of $0.01 per share, or alternatively, commencing six months following the original issue date of such warrants may be exercised by a cashless exercise under certain circumstances.  These warrants are also subject to mandatory exercise on the earlier of (i) the date the closing bid price of the Issuer’s Common Stock exceeds 2.5 times the then applicable conversion price, as such term is defined in the Series A Certificate of Designation (as defined below), for a period of 60 consecutive trading days, subject to certain conditions specified in the warrants, or (ii) the date that 60% or more of the warrants have been exercised by their registered holders.

Each share of Series A Stock is convertible at any time at the holder’s option into five shares of the Issuer’s Common Stock, subject to anti-dilution protection and other adjustments as set forth in the Amended Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock (the “Series A Certificate of Designation”).  In addition, the Series A Certificate of Designation provides that the Series A Stock may automatically convert into Common Stock at any time beginning on or after the date that is 18 months from the initial date of issuance (the “Series A Initial Issue Date”) in the event the Issuer’s Common Stock trades at or above 2.5 times the then applicable conversion price, as such term is defined in the Series A Certificate of Designation, for a period of 60 consecutive trading days, subject to certain other conditions specified in therein.  Further, if 60% or more of the outstanding shares of Series A Stock issued on the Series A Initial Issue Date are voluntarily converted into shares of the Issuer’s Common Stock, all remaining shares of Series A Stock will be automatically converted to Common Stock.  The holders of Series A Stock, including Steelhead Navigator, are entitled to quarterly cumulative dividends payable in arrears in an amount equal to 9.0% of the “Stated Value” of the Series A Stock.  “Stated Value” of the Series A Stock means $10.00 per share, subject to adjustment for any stock splits or combinations of the Series A Stock.  Such dividends are payable 33.33% in cash and 66.67% in shares of the Issuer’s Common Stock prior to the second anniversary of the Series A Initial Issue Date.  After the second anniversary of the Series A Initial Issue Date, such dividends are payable, at the option of the Company, 100% in cash or in the same ratio of cash and shares of Common Stock as described in the foregoing sentence.  The Series A Certificate of Designation also provides the holders of Series A Stock with certain rights to participate in future issuances of the Issuer’s securities, subject to customary exceptions, and certain liquidation preferences and approval rights.

Pursuant to the Units Purchase Agreement, Steelhead was given the right to designate one individual to serve on the Issuer’s Board of Directors (the “Board”) so long as Steelhead or its affiliates beneficially owns at least 15% of the Issuer’s outstanding Common Stock on an as-converted basis.  All other investors party to the Units Purchase Agreement agreed to vote their shares of capital stock of the Company in favor of any such designee.

(d)     Except as set forth in this Schedule, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule.

(e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the information provided under Item 5(c) above, which is incorporated herein by reference.  In connection with the transactions described above, the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Steelhead Navigator and other investors participating in the transactions on June 1, 2011.  Under the Registration Rights Agreement, the Issuer granted the investors certain registration rights with respect to shares of its Common Stock (i) issuable upon conversion of the shares of Series A Stock; (ii) issuable upon exercise of the warrants and (iii) acquired from the third party seller.

The foregoing summary of the terms of the Units Purchase Agreement, the Series A Certificate of Designation, the warrants, the Registration Rights Agreement and the Common Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the Units Purchase Agreement, the Series A Certificate of Designation, the form of Common Stock Warrant, the Registration Rights Agreement and the Common Stock Purchase Agreement attached hereto as Exhibits 2, 3, 4, 5 and 6, respectively, and all of such Exhibits are incorporated herein by reference.

CUSIP No. 195293105	13D	Page 9 of 11 pages

Item 7.   Material to Be Filed as Exhibits.

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

2.

Securities Purchase Agreement dated June 1, 2011 by and among the Issuer the investors named therein (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

3.

Amended Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock filed with the Nevada Secretary of State on June 1, 2011 (included as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

4.	Form of Warrant to Purchase Shares of Common Stock (included as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

5.

Registration Rights Agreement dated June 1, 2011 by and among the Issuer and the investors named therein (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

6.	Securities Purchase Agreement dated June 1, 2011 by and between Latin-American Fuels Corporation, Steelhead Navigator and the other parties named therein.

CUSIP No. 195293105	13D	Page 10 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2011	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

CUSIP No. 195293105	13D	Page 11 of 11 pages

EXHIBITS LIST

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

2.

Securities Purchase Agreement dated June 1, 2011 by and among the Issuer the investors named therein (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

3.

Amended Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock filed with the Nevada Secretary of State on June 1, 2011 (included as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

4.	Form of Warrant to Purchase Shares of Common Stock (included as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

5.

Registration Rights Agreement dated June 1, 2011 by and among the Issuer and the investors named therein (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

6.	Securities Purchase Agreement dated June 1, 2011 by and between Latin-American Fuels Corporation, Steelhead Navigator and the other parties named therein.